EXHIBIT 21

Subsidiaries of Dreyer’s Grand Ice Cream, Inc.

Name	Jurisdiction

Edy’s Grand Ice Cream	California
Edy’s of Illinois, Inc.(1)	Illinois
Dreyer’s International, Inc.	U.S. Virgin Islands
Grand Soft Capital Company	California
Grand Soft Equipment Company	Kentucky

(1)	Subsidiary of Edy’s Grand Ice Cream